St James's Corporate Services Limited

(Registered in England)
Registration number 3566623

6 St James's Place
London SW1A 1NP

Tel 020 7499 3916
Fax 020 7491 1989

06014017

PECD/JAK

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 0 2 2006
WASH. D.C. 213

31 May 2006

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

Dear Sirs

SUPPL

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Unaudited quarterly results ended 31 March 2006**
2. **Results of Annual General Meeting and changes to the Board of Directors of WAL - 10 May 2006**
3. **Prospecting Rights Granted by the DME - 10 May 2006**

PROCESSED
JUN 0 5 2006
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
St James's Corporate Services Limited

P E C Dexter
Secretary

6/5

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol : WARUY
CUSIP No: 957654304
("Western Areas" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING ("AGM") AND CHANGES TO THE BOARD OF DIRECTORS OF WAL ("THE BOARD")

Results of AGM

Shareholders are advised that at the AGM held on Wednesday, 10 May 2006, all resolutions were approved by the requisite majority of WAL shareholders.

The special resolution will be submitted to the Companies and Intellectual Property Registration Office in due course.

Change to the Board

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, shareholders are advised that Mr Alexander Alan McGregor, a Non-Executive Director, has retired from the Board with effect from Wednesday, 10 May 2006.

New Appointments to the Board

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, shareholders are advised of the following new appointments to the Board, to take effect from 11 May 2006:-

Mr Zacharias Bernardus Swanepoel (Non-Executive)
Ms Noluthando Dorian Bahedile Orleyn (Non-Executive)
Mr Stephen Tainton (Executive)

The Western Areas Board as currently constituted is as follows:-

G Marcus (Executive Chairperson)
S A Levitt (Chief Financial Officer)
J R Dixon (Independent Non-Executive)
D M Nurek (Non-Executive)
N D B Orleyn (Non-Executive)
I S Sehoole (Independent Non-Executive)
H J Smith (Independent Non-Executive)
S Tainton (Executive)
Z B Swanepoel (Non-Executive)

Johannesburg
10 May 2006

SPONSOR
Sasfin Capital
A Division of Sasfin Bank Limited

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol : WARUY
CUSIP No: 957654304
("Western Areas" or "the Company")

PROSPECTING RIGHTS GRANTED BY THE DME

Western Areas announced today that, as of close of business on 9th May 2006, it has been granted three Prospecting Rights by the Department of Minerals and Energy adjacent, or in close proximity to, South Deep Gold Mine.

Each of the areas covered by the Prospecting Rights have potential by way of the Ventersdorp Contact Reef and the Upper Elsburgs as strike and/or down-dip extensions to South Deep Gold Mine and Kloof Gold Mine, this having been confirmed by historical exploration in the form of drilling and seismic surveys.

Gill Marcus stated that "The Prospecting Right that forms part of the Kalbasfontein Project to the immediate east and south of South Deep is particularly exciting, in that a recent assessment of the associated mineral resources has indicated that the area represents a natural extension to the existing infrastructure at South Deep, and has the potential to increase the mine's mineral reserves substantially".

Johannesburg
10 May 2006

E-mail: info@wal.co.za

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol : WARUY
CUSIP No: 957654304
("Western Areas" or "the Company")

INCIDENT AT SOUTH DEEP BEING ASSESSED

The South Deep Joint Venture announced today that, during routine rope maintenance an incident occurred on 4 May 2006, when a loaded skip and the attached rope detached from the shaft winder and fell 1600m from its mid-shaft position.

No injuries were sustained to any personnel and everyone has been brought to surface.

The regular maintenance procedure for the rock winder ropes has been successfully carried out at four-weekly intervals since the commissioning of the winder in January 2005. The procedure is well established and used throughout the mining industry for the prevention of extensive wear at cross over points of a winding rope.

Preliminary investigations indicate that the winding rope ends that are secured onto the hoist drum pulled free from their clamping devices, resulting in the conveyance and rope being drawn down the shaft.

The full extent of the damage to the shaft, caused by the falling conveyance and rope, is currently being assessed. Thus far, it has been limited to areas of safe access. Current findings indicate that the winding ropes have come to rest mid-shaft, and significant work is now required to safely remove the 6.7km of rope. The shaft will require significant repairs before normal hoisting operations can be resumed.

"A remedial work plan will be determined once the entire shaft has been inspected and evaluated. This will commence once the rope has been removed and this specialised task is likely to take about two weeks" said Mr. Gordon Thompson, Executive General Manager for South Deep. Teams of highly trained staff have been deployed in round-the-clock shifts to address the task ahead.

While remedial work is under way, production, albeit at a reduced capacity, will continue through the South Shaft.

A fuller assessment of the impact on production will be made once more information of the extent of damage arising from the incident is determined.

Mr Thompson added: "I am pleased that no injuries were incurred either during or after this event."

Johannesburg
5 May 2006

E-mail: info@wal.co.za

WESTERN AREAS LIMITED

UNAUDITED QUARTERLY RESULTS ENDED 31 MARCH 2006

CONTACT DETAILS

WESTERN AREAS LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1959/003209/06)
("Western Areas" or "the Company")
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
28 Harrison Street Johannesburg 2001
PO Box 61719 Marshalltown 2107
Telephone: +27 (11) 688-5000
Fax: +27 (11) 834-9195

DIRECTORATE
G Marcus (Executive Chairperson)
SA Levitt (Chief Financial Officer)
JR Dixon (Independent Non-Executive)
DM Nurek (Non-Executive)
IS Sehoole (Independent Non-Executive)
HJ Smith (Independent Non-Executive)

COMMUNICATIONS
E-mail: info@wal.co.za
Fax: +27 (11) 834-9195
Website: www.westernareas.co.za

TRANSFER SECRETARIES – SOUTH AFRICA
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street Johannesburg 2001
PO Box 61051 Marshalltown 2107
Telephone: +27 (11) 370-5000
Fax: +27 (11) 688-7721/2

OFFICE OF UNITED KINGDOM REGISTRARS
Capita Registrars
The Registry
34 Beckenham Road Beckenham
Kent BR3 4TU
Tel: +44 (0870) 162 3100
Fax: +44 (020) 8639 2142

UNITED STATES DEPOSITORY
American Depository Receipts
The Bank of New York
Shareholder Relations Department
Tel: +1 212 815 3326
Fax: +1 212 571 3050
www: adrbny.com
Shareholder Relations
Toll free no: (US or Canada only)
1-888-269-2377 (1-888-BNY-ADRs)
International callers:
Tel: +1 212 815 3700

Quarter results

The results of the first quarter of 2006 show a marked improvement when compared with the fourth quarter of 2005. Net profit for the period was R12.2 million compared with a net loss of R119.1 million. This turnaround is partly attributable to the proceeds from the settlement of an insurance claim of R35.6 million and a positive fair value adjustment of R73.9 million. The Company's share of profits from the joint venture was R17 million excluding the R84.5 million loss arising from the realisation of matured options. For the third quarter in a row, the mine generated surplus cash of R18 million after meeting its capital commitments of R30 million.

Production of 3 300kg for the first quarter at South Deep was 10% below plan. The main reasons for this were the extended Christmas break, interruptions to hoisting at the Twin Shaft Complex and loss of certain services at South Shaft. There were two causes of the hoisting delays at the Twin Shafts: firstly, the installation of a skip arresting device that will substantially increase hoisting rates in the future; and secondly the replacement of a winder rope. A loss of compressed air and service water at South Shaft, due to the failure of old plant, resulted in delays.

In order to maintain the plant at full capacity, a total of 26 000 tonnes was processed from surface sources (screened waste dump). This reduced the overall yield from 7.53g/t to 6.83g/t.

South Deep's cash cost structure comprises a high proportion of fixed costs, with unit costs being negatively influenced by shortfalls in production. This is exacerbated when ore is hoisted at the South Shaft and transported to the Twin Shaft Complex, due to the higher cost structure. Cash costs for the quarter were R83 777/kg compared with R74 676/kg in the previous quarter.

The average gold spot price increased significantly during the quarter, being some 11% higher at R111 196/kg ($561/oz), when compared to R100 380/kg ($476/oz) for the quarter ended December 2005. The matured sold call options reduced the benefits of the higher gold price, resulting in a marginal overall increase of 3% in the gold price achieved from quarter to quarter.

The strengthening of the Rand/US Dollar exchange rate from R6.33/$ on 31 December 2005 to R6.19/$ on 31 March 2006, resulted in a positive total fair value adjustment of R73.9 million. This compared with a R17.5 million positive adjustment for the previous quarter.

Fall of skip and rope – 4 May 2006

On 5 May 2006, Western Areas announced that, during regular routine rope maintenance, at the Twin Shaft Complex, a loaded skip and the attached 6,7km of rope detached from the winder and fell 1600m from its mid-shaft position. Fortunately, no injuries were sustained to any personnel. The full extent of the damage to the shaft, caused by the falling conveyance and rope, will be determined once the entire shaft has been inspected and evaluated. Initial estimates are that the Main Shaft will be out of commission for 9-12 months.

Production, albeit at a reduced capacity estimated at approximately 50% of the planned production, is continuing through the South Shaft. The impact on earnings will be assessed as more information becomes available and shareholders will be advised accordingly.

The original 2006 planned production together with the current spot gold price, would have resulted in South Deep being cash positive, net of capital expenditure. The net cash from South Deep, due to the higher gold price, would also have partially funded the derivative obligations and would have given the board sufficient time to raise the required capital to fund the future long term capital and derivative obligations. Although the full extent of the impact on production cannot be established at this point in time, it should nevertheless be recognised that the reduced production rate arising from this incident will have a negative effect on the Company's cash resources in the short term. An insurance policy is in place and a claim is being submitted.

The Board is currently examining a range of options in order to mitigate the impact on cash flows arising from this unfortunate incident. It is now critical that the Company raise additional capital to ensure that sufficient cash resources are available to meet its cash requirements.

The Company will shortly appoint advisors and commence with the raising of capital by issuing 10% of the current issued share capital for cash. This is subject to approval by shareholders at the Annual General Meeting, scheduled for 10th May 2006.

The Board extends it thanks to Mr Sandy McGregor, retiring Non-executive director, for his invaluable contributions during his years of service on the Western Areas Board. Furthermore, the Board welcomes Ms Thandi Orleyn (Non-executive), Mr Bernard Swanepoel (Non-executive) and Mr Steve Tainton (Executive) as new appointees to the Board as of 11 May 2006.

By order of the Board

Johannesburg
10 May 2006

SA Rand million	Quarters ended 31.03.06 Unaudited	31.12.05 Audited	Year ended 31.12.05 Audited
Cash flow utilised by operating activities			
Cash from operations	**42.2**	45.2	77.4
Net interest received/(paid)	**1.2**	(27.6)	(27.6)
Tax received	**1.2**	-	-
Net cost of realisation of options	**(54.1)**	(47.6)	(162.3)
	(9.5)	(30.0)	(112.5)
Cash flow utilised in investing activities			
Additions to property, plant and equipment	**(30.0)**	(31.8)	(113.4)
Proceeds on disposal of mining assets	**-**	6.0	11.4
Proceeds on disposal of unlisted investment	**-**	1.0	1.0
Acquisition of other investments	**-**	(2.0)	(2.0)
	(30.0)	(26.8)	(103.0)
Cash flow (utilised in)/from finance activities			
Loan from JCI	**-**	(350.9)	(94.8)
Rights Offer – proceeds	**-**	639.1	639.1
– costs	**-**	(6.9)	(6.9)
Option premiums paid	**(34.8)**	(32.6)	(127.2)
	(34.8)	248.7	410.2
Net (decrease)/increase in cash and cash equivalents	**(74.3)**	191.9	194.7
At beginning of period	**207.9**	16.0	13.2
At end of period	**133.6**	207.9	207.9

PRODUCTION AND UNIT RESULTS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

Year ended 31.12.05	Quarter ended 31.12.05	**Quarter ended 31.03.06**				**Quarter ended 31.03.06**	Quarter ended 31.12.05	Year ended 31.12.05
	IMPERIAL						**METRIC**	
				Lost Time Injury per 200 000 hours		**0.88**	0.34	0.56
947	256	**254**	tons	Reef mined (000)	tonnes	**231**	232	859
1 174	301	**271**	tons	Ore milled (000)	tonnes	**246**	273	1 058
0.239	0.238	**0.221**	oz/ton	Yield (underground)	g/tonne	**7.53**	8.17	8.15
0.200	0.213	**0.200**	oz/ton	Yield (incl. surface)	g/tonne	**6.83**	7.29	6.90
234 584	63 841	**53 973**	oz	Gold produced	kg	**1 679**	1 985	7 296
231 094	65 951	**55 460**	oz	Gold sold	kg	**1 725**	2 051	7 188
367	354	**422**	US$/oz	Cash costs	R/kg	**83 777**	74 676	75 365
448	451	**525**	US$/oz	Total production costs	R/kg	**104 161**	95 097	91 822
338	366	**403**	US$/oz	Gold price achieved	R/kg	**79 862**	77 212	69 371
448	476	**561**	US$/oz	Average gold spot price	R/kg	**111 196**	100 380	91 944
				Average exchange rate achieved	R/$	**6.1637**	6.5617	6.3837
				Period end exchange rate	R/$	**6.1890**	6.3275	6.3275
18	5	**5**	US$m	Capital expenditure	Rm	**30**	32	113
7	7	**9**	US$m	Capital commitment at end of period	Rm	**53**	46	46

SA Rand million	Notes	**Period ended 31.03.06 Unaudited**	Year ended 31.12.05 Audited
ASSETS			
Non-current assets			
Property, plant and equipment	7	**3 290.1**	3 299.6
Investment properties		**1.5**	1.5
Other investments		**18.3**	17.7
Other long-term assets		**1.0**	1.0
Deferred taxation	8	**1 050.8**	847.7
Derivative asset – long-term portion	4	**985.7**	881.8
		5 347.4	5 049.3
Current assets			
Inventories		**30.8**	31.1
Trade and other receivables	3	**62.2**	35.0
Derivative asset – short-term portion	4	**302.4**	114.6
Cash and cash equivalents		**133.6**	207.9
Non-current asset held for sale		**0.9**	0.9
		529.9	389.5
Total assets		**5 877.3**	5 438.8
EQUITY AND LIABILITIES			
Capital reserves			
Shareholders' equity per statement		**1 254.8**	1 509.3
Non-current liabilities			
Provision for post-retirement medical benefits		**2.7**	2.9
Provision for environmental rehabilitation		**19.7**	19.2
Option premium payable – long-term portion		**751.4**	803.3
Derivative liability – long-term portion	4	**3 195.6**	2 537.0
		3 969.4	3 362.4
Current liabilities			
Option premium payable – short-term portion		**136.3**	136.1
Derivative liability – short-term portion	4	**402.5**	306.9
Trade and other payables		**114.3**	124.1
		653.1	567.1
Total equity and liabilities		**5 877.3**	5 438.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Realisation of matured options includes actual cash flow of R54,1 million for the March 2006 quarter. (December 2005 quarter: R47.5 million)
2. Non-cash operating costs includes the change in inventory for the period.
3. The insurance claim arising from the damage to the South Shaft No 1 Sub-Vertical Shaft in January 2004 has been approved by the insurers. Western Area's portion of the net settlement is US$5,8 million (R35,6 million) and is expected to be received in the next quarter.
4. The fair value adjustments relate to the revaluation of the derivative structure at period-end. The revaluation stemming from exchange rate fluctuations are accounted for in the income statement whilst the revaluation stemming from the gold price fluctuations are accounted for through the hedge reserve on the balance sheet.The US$ gold price increased from US$515 at 31 December 2005 to US$588 at 31 March 2006.
5. Exchange gains/losses relating to option premium payable are attributable to the change in the Rand/US Dollar exchange rate from 6.3275 at 31 December 2005 to 6.1890 at 31 March 2006.
6. The weighted average number of ordinary shares is arrived at after making adjustments for the rights issue during December 2005.
7. Property, plant and equipment are stated at cost less accumulated depreciation.
8. The deferred taxation movement resulted from operating losses and the fair value revaluation of the derivative structure through the income statement and equity.

BASIS OF ACCOUNTING

The accounting policies used to prepare the quarterly results are consistent with that applied in the previous period and are in accordance with International Financial Reporting Standards (IFRS).

SA Rand million	Notes	Quarters ended 31.03.06 Unaudited	31.12.05 Restated	Year ended 31.12.05 Audited
Gold revenue		**107.4**	131.6	420.6
Gold sales at spot		**188.7**	201.8	647.8
Gold first charge		**3.2**	4.3	13.1
Realisation of matured options	1	**(84.5)**	(74.5)	(240.3)
Total production costs		**(174.9)**	(187.1)	(668.2)
Production costs		**(140.6)**	(148.3)	(549.9)
Amortisation of mining assets		**(34.8)**	(36.1)	(125.1)
Other – non cash	2	**0.5**	(2.7)	6.8
Operating loss from gold operations		**(67.5)**	(55.5)	(247.6)
Other income	3	**32.4**	2.8	8.4
Administration and other expenditure		**(10.2)**	(8.0)	(23.8)
Operating loss before financing costs		**(45.3)**	(60.7)	(263.0)
Finance income/(expense)		**1.2**	(11.4)	(29.0)
Operating loss after financing costs		**(44.1)**	(72.1)	(292.0)
Present value adjustment for option premium payable		**(3.7)**	(11.2)	(55.6)
Fair value adjustment	4	**52.9**	13.4	(128.9)
Exchange gains/(losses)	5	**21.0**	4.1	(107.7)
Impairments		**–**	(84.9)	(84.9)
Share of loss in associated company		**–**	(5.3)	(5.3)
Profit/(Loss) before taxation		**26.1**	(156.0)	(674.4)
Taxation		**(13.9)**	36.9	267.0
Profit/(Loss) for the period		**12.2**	(119.1)	(407.4)
EARNINGS/(LOSS) PER ORDINARY SHARE (CENTS)				
– Basic		**7.9**	(95.5)	(339.2)
– Headline		**(13.4)**	(28.6)	(273.9)
Number of ordinary shares issued (million)		**154.0**	154.0	154.0
Weighted average number of ordinary shares (million)	6	**154.0**	124.7	120.1
Determination of headline loss:				
Profit/(Loss) for the period		**12.2**	(119.1)	(407.4)
Profit on disposal of property, plant and equipment		**(32.2)**	(1.2)	(6.1)
Profit on disposal of unlisted investments		**–**	(1.0)	(1.0)
Profit on disposal of treasury shares		**–**	(4.3)	(4.3)
Fair value adjustment of other investments		**(0.6)**	(0.3)	(0.3)
Impairments		**–**	84.9	84.9
Share of loss in associated company relating to impairments		**–**	5.3	5.3
Headline loss		**(20.6)**	(35.7)	(328.9)

Average gold spot price


120 000
100 000
80 000
60 000
40 000
20 000
0
(R/kg)
Q1/'05 Q2/'05 Q3/'05 Q4/'05 Q1/'06
Averarage gold spot price
Gold price achieved

Ore milled and yield


300
250
200
150
100
50
0
Ore milled ('000 tonnes)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
Yield (gramme/tonne)
Q1/'05 Q2/'05 Q3/'05 Q4/'05 Q1/'06
Ore milled
Yield (incl surface)

Gold produced and cash costs


2 500
2 000
1 500
1 000
500
0
Gold produced (kg)
100 000
80 000
60 000
40 000
20 000
0
Cash costs (R/kg)
Q1/'05 Q2/'05 Q3/'05 Q4/'05 Q1/'06
Gold produced
Cash costs

SA Rand million	Period ended 31.03.06 Unaudited	Year ended 31.12.05 Audited
Share capital	**154.0**	154.0
Balance at beginning of period	**154.0**	118.5
Number of ordinary shares issued	**-**	35.5
Share premium	**2 842.2**	2 842.2
Balance at beginning of period	**2 842.2**	2 245.5
Number of ordinary shares issued	**-**	603.6
Share issue costs	**-**	(6.9)
Cash flow hedge reserve	**(1 839.4)**	(1 572.7)
Balance at beginning of period	**(1 572.7)**	(1 367.9)
Adjustment tax rate 45%	**-**	(25.3)
Fair value adjustment on unrealised options	**(308.6)**	(309.0)
- fair value movement	**(561.1)**	(561.9)
- tax effect on movement	**252.5**	252.9
Realisation of matured options	**41.9**	129.5
- matured options realisation and payment	**84.4**	240.3
- matured options gold price reclassification	**(8.3)**	(4.8)
- tax effect on movement	**(34.2)**	(106.0)
Retained earnings	**98.0**	85.8
Balance at beginning of period	**85.8**	493.2
Attributable profit/(loss) for the period	**12.2**	(407.4)
Total capital and reserves	**1 254.8**	1 509.3

OPEN HEDGE POSITIONS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

As at 31 March 2006		2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Derivative asset											
Put options bought											
Quantity	ozs	153 387	205 572	214 224	209 436	213 960	200 436	205 920	205 056	98 166	1 706 157
Average price	$/oz	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	
Fair value	Rm's	-	-	0.1	0.3	0.9	1.5	1.9	2.6	1.5	8.8
Call options bought											
Quantity	ozs	63 711	85 392	88 980	87 000	88 872	83 256	85 536	85 188	40 776	708 711
Average price	$/oz	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	
Fair value	Rm's	112.6	150.4	159.8	156.9	162.9	153.1	154.5	155.1	74.0	1 279.3
Total derivative asset fair value											**1 288.1**
Derivative liability											
Call options sold											
Quantity	ozs	117 990	158 136	164 784	161 100	164 580	154 176	158 400	157 740	75 516	1 312 422
Average price	$/oz	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	
Fair value	Rm's	(222.7)	(310.6)	(336.4)	(335.7)	(344.8)	(324.6)	(341.7)	(341.7)	(163.0)	(2 721.2)
Call options sold											
Quantity	ozs	47 196	63 252	65 916	64 440	65 832	61 668	63 360	63 096	30 204	524 964
Average price	$/oz	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	
Fair value	Rm's	(76.2)	(102.3)	(107.7)	(106.6)	(110.1)	(104.3)	(108.3)	(109.1)	(52.3)	(876.9)
Total derivative liability fair value											**(3 598.1)**
Option premium payable											
Notional value	$m's	16.9	25.0	25.0	25.0	25.0	25.0	25.0	25.0	12.5	204.4
Fair value	Rm's	(100.7)	(137.9)	(126.2)	(115.4)	(105.5)	(96.3)	(88.0)	(80.3)	(37.4)	(887.7)
Parameters used in fair value calculations											
US$ Gold price (Annual Average)		599	628	660	693	727	761	797	835	864	
US$ Gold volatilities (Annual Average)		20	19	19	19	19	19	19	19	19	
US$ Interest Rates (Annual Average)		5.27	5.26	5.26	5.27	5.30	5.32	5.34	5.36	5.38	